Mail Stop 0308 							November 22, 2004

VIA U.S. MAIL AND FACSIMILE

Thomas G. Miller
President
S. E. Asia Trading Company, Inc.
1545 E. Interstate 30
Rockwall, Texas 75087

Re:	S. E. Asia Trading Company, Inc.
Amendment No. to Registration Statement on Form SB-1
File No. 333-118898
Filed November 10, 2004

Dear Mr. Miller:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Inside Cover Page, page 1
1. We note in your response to our prior comment 4 that you intend to apply for listing on the NASDAQ Bulletin Board. Advise us when you intend to list your securities, and delete the reference to the "NASDAQ" Bulletin Board here and throughout the registration statement. Instead you should refer to the over-the-counter bulletin board.

Prospectus Summary, page 2
2. You refer to page 15, "Plan of Operations." However, it appears the "Plan of Operation" section begins on page 14. Please revise or advise.

Summary Financial Data, page 3
3. We note your response to our prior comment 6. Relocate the disclosure on yours having received a going concern opinion from this section to the "Our Company" sub-section of the Prospectus Summary on page 2. Also, for clarification, add to the disclosure that your business conditions have raised "substantial doubt" as to your continuance as a going concern that you need to continue as a going concern if your business is to succeed, and that you cannot assure investors that you will be able to generate sufficient revenues to achieve profitability or even survive.

Risk Factors

"If a public trading market for our common stock materializes, we will be classified as a `penny stock`...," page 6
4. We note your response to our prior comment 12. Explicitly state that the penny stock rules may adversely affect the ability of both the broker-dealers to sell your securities as well as the purchasers of your securities to sell them in the secondary market.

Plan of Distribution, page 8
5. We note your response to our prior comment 22. Represent in the registration statement that you will not cash those checks unless and until you raise the minimum subscription amount, that you will not pay any interest on the funds received while they are held in your attorney`s safe, and that you will take reasonable care not to commingle the funds received with any other monies.

Use of Proceeds, page 9
6. On page 10, you state that you will pay Mr. Miller a salary of $2,500 per month and twenty percent of profits after the company has reached profitability. However, the disclosure on page 17 does not make clear when Mr. Miller will start to earn a salary. Please clarify if he is currently earning $2,500 per month. Also, clarify whether you mean that Mr. Miller will receive 20% of net income or whether you are using another measure to assess profitability.

Business Strategy, page 11
7. You state that you plan to add "at least" one new store during the next twelve months. To be consistent with your stated use of proceeds, state that you will add only one more store at the most.

Management`s Discussion and Plan of Operations

Generating Sufficient Revenue, page 15
8. Provide justification for your belief that "more and more people" are responding to your advertising, including recent sales figures that you ascribe specifically to effects of your advertising.
9. We note your response to our prior comment 38. Specifically state whether you will be able to generate sufficient cash to sustain your operations for the next 12 months in the event you fail to raise the minimum offering amount through the sale of these securities.

Financial Needs, page 15
10. You twice state an average gross profit of 75%. Please supplementally reconcile your expected 75% gross profit to the actual 62% gross profit realized from inception through September 30, 2004. Please note that a higher gross profit estimate would represent a forecast and would be subject to the Commission policy on projections set forth in Item 10 (d) of Regulation S-B. Please consider whether such estimate is supportable or remove it from the discussion. We may have further comment.
11. Provide us supplementally an annotated copy of the article on growth in Rockwall county to which you refer. Also, substantiate your claim that this growth is primarily driven by "young urbanites and families," which comprise your targeted customer base.

Significant Parties, page 18
12. For each record holder of at least 5% of your securities, disclose the exact percentage that particular individual owns at present and that the individual will own after the offering in either case of the minimum subscription amount or the maximum subscription amount being raised. Also the disclosure in the Principal Shareholders table should refer to owners of 5% or more of your securities. See Item 403(a) of Regulation S-B.
13. Disclose the middle initial of Mr. Charles Smith.

Financial Statements for the period January 28, 2004 (Inception) through May 31, 2004
14. In accordance with Item 310(a) of Regulation S-B "small business issuers shall file an audited balance sheet as of the end of the most recent fiscal year, or as of a date within 135 days if the issuers existed for a period less than one fiscal year, and audited statements of income, cash flows and changes in stockholders` equity for each of the two fiscal years preceding the date of such audited balance sheet (or such shorter period as the registrant has been in business)." The financial statements for the period January 28, 2004 (Inception) through September 30, 2004 must be audited and accompanied by an audit report and consent.

Financial Statements for the period January 28, 2004 (Inception) through September 30, 2004

Balance Sheet as of September 30, 2004
15. The total current assets figure does not foot.  Please revise.

Statement of Loss for the period January 28, 2004 (Inception) through September 30, 2004
16. Please add a description for the subtotal that is titled "loss from operations" in your 5/31/04 financial statements.
17. The loss from operations and net loss line items do not foot.
Please revise.
18. The loss on sale of marketable securities line item balance does not agree to the statement of cash flows and is different than the statement of loss for the period January 28, 2004 (Inception) through May 31, 2004. Please revise or advise.

Statement of Cash Flows for the period January 28, 2004 (Inception) through September 30, 2004
19. The non-cash disclosure states that marketable securities valued at $102,000 were issued for stock. Note 5 also indicates that you issued 620,000 shares of stock for marketable securities valued at $102,000. This is inconsistent with the $82,000 included in the statement of stockholders` equity. Please revise or advise.

Note 1. Summary of Significant Accounting Policies
20. Please include a phrase similar to "nature of business" in the title of note 1. For example the title of note 1 may read "Nature of Business and Summary of Significant Accounting Policies."
21. Please disclose the line item in which you include amounts paid to you by customers for shipping and handling. See EITF-00-10.
22. The last sentence of the revenue recognition summary implies that there is not a reserve for returns given the return policy described. It appears that the return policy does not exempt you from reserving for returns. If no return reserve exists due to immateriality, you may provide disclosure to that effect. Please revise or advise.

Item 5.  Exhibits
23. We note your response to our prior comment 63. Please renumber your exhibits in the exhibit list so they correspond to the numbers in
Item 601 of Regulation S-B. For example, your articles of incorporation should be filed as exhibit 3.1, by-laws as exhibit 3.2, the forms of subscription agreements as exhibits 4.1 and 4.2, the revolving agreement as exhibit 10.1, the auditor`s consent as exhibit 23.1, the attorney`s consent as exhibit 23.2, and the legality opinion as exhibit 5.1.

*	*	*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 824-5549 or James Allegretto, Senior Assistant Chief Accountant, at (202) 942-1885, if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 942-1776, or Ellie Quarles, Special Counsel, at (202) 942-1859, or me at (202) 942-1900 with any other questions.


Sincerely,




H. Christopher Owings
Assistant Director



cc:	J. Hamilton McMenamy, Esq.
	Law Offices of J. Hamilton McMenamy PC
	1450 Meadowpark Building
	10440 North Central Expressway
	Dallas, Texas 75231
S. E. Asia Trading Company, Inc.
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